Sub-Item 77D
Policies with Respect to Securities Investments
Janus Diversified Alternatives Fund
2-34393, 811-1879

Janus Diversified  Alternatives Fund

New Policy:
The Fund intends to target an annualized volatility of approximately 6%, with an expected range of approximately 5-7%. By comparison, the 15-year historical volatility level of the Barclays U.S. Aggregate Bond Index was approximately 3.5%. The actual volatility level of the Fund may be higher or lower than its target volatility depending on market conditions. The Fund's exposure to derivatives will create a leveraging effect on the portfolio where market exposure exceeds amounts invested. Through its investments in derivatives, it is expected that the Fund's gross notional investment exposure (generally, the total value of the assets underlying a derivatives contract at the time of valuation) will range from 300% to 400% of the Fund's net assets. This leverage will vary over time and may be significant. The Fund may have a substantial cash position due to margin and collateral requirements related to the Fund's use of derivatives. Such margin and collateral requirements may limit the Fund's ability to take advantage of other investment opportunities and may negatively affect the Fund's ability to achieve its investment objective.

Old Policy:
The Fund's exposure to derivatives will create a leveraging effect on the portfolio where market exposure exceeds amounts invested. This leverage will vary over time and may at times be significant. The Fund may have a substantial cash position due to margin and collateral requirements related to the Fund's use of derivatives. Such margin and collateral requirements may limit the Fund's ability to take advantage of other investment opportunities and may negatively affect the Fund's ability to achieve its investment objective.